www.foothillspetro.com

September 15, 2016

Jennifer Thompson

Accounting Branch Chief, Office of Consumer Products

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

Re:	Foothills Exploration Inc. f/k/a Key Link Assets Corp.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 17, 2016
Form 10-Q for the Fiscal Quarter Ended March 31, 2016
Filed May 12, 2016
Form 8-K
Filed June 10, 2016
File No. 333-190836

Dear Ms. Thompson:

By this letter we are responding to your letter dated August 1, 2016, addressed to B. P. Allaire, Chief Executive Officer of Key Link Assets Corp. (the “Company”). For convenience of staff, we have provided below full text of each comment in the order given to us followed by our response.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Exhibits 31 and 32

1.	We note that your certifications were signed by Shawn P. Clark on May 11, 2016. Per your Forms 8-K filed on May 6, 2016 and May 11, 2016, we note that B.P. Allaire was the CEO and Mr. Clark was the interim CFO on the May 12, 2016 filing date. Please amend this filing to provide currently dated and signed certifications for both Mr. Allaire and Mr. Clark. Refer to Item 601(b) (31) and (32) of Regulation S-K and Question 13 of the Sarbanes-Oxley Act Frequently Asked Questions dated November 8, 2002 (revised November 14, 2002) available at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

We have amended the Company’s Form 10-Q for the fiscal quarter ended March 31, 2016 to provide currently dated and signed certifications for Mr. Allaire in his capacities as CEO and interim CFO. Mr. Clarke has resigned his positions with the Company as reflected within the Form 8-K filed with the Commission on September 9, 2016.

Jennifer Thompson

United States Securities and Exchange Commission

September 15, 2016

Form 8-K Filed June 10, 2016

Exhibit 99.3 Unaudited Pro Forma Consolidated Financial Statements

2.	We note that your pro forma balance sheet and statements of operations include pro forma adjustments to eliminate all assets and liabilities and all statements of operations activity related to Key Link. We are unclear why you removed these items from your pro forma financial statements. Please amend your filing to eliminate these pro forma adjustments or tell us why you believe your presentation is appropriate. In your response, confirm whether or not you accounted for the share exchange with Foothills Petroleum Inc. as a recapitalization and explain how you identified the accounting acquirer.

In response to staff comment relating to “pro forma adjustments to eliminate all assets and liabilities and all statements of operations activity related to Key Link”, we respectfully refer you to the Stock Purchase Agreement filed with the Commission as Exhibit 10.1 to our Current Report on Form 8-K on May 6, 2016. Section 5(p) of the Stock Purchase Agreement, states in relevant part that “the Company Balance Sheet reflects liabilities of $165,080. As of the Closing, the Company shall have no liability, contingent or otherwise. No later than the Closing, each and every liability appearing on the Company Balance Sheet shall have been satisfied and there shall not be any remaining obligations of the Company, all to the full satisfaction of the Purchaser and its counsel.” Inasmuch as this condition was fulfilled on or as of the Closing, management believes that the pro forma presentation properly reflects this material change. As a consequence, we firmly believe that the pro forma adjustments are correct and appropriate and respectfully submit that the presentation should not be altered.

Further to staff’s request, we accounted for our share exchange with Foothills Petroleum, Inc., as a recapitalization and we identified Foothills Petroleum, Inc., as the “accounting acquirer” according to ASC 805-10-55-12, specifically “…the acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.” We also considered ASC 805-10-55-13 “…the acquirer usually is the combining entity whose relative size is significantly larger than that of the other combining entities.” Our evaluation was based on the following facts:

1.	Foothills Petroleum, Inc.’s management and major shareholders remain after the business combination; and

2.	The relative size of Foothills Petroleum, Inc., is significantly larger than Key Link based on assets.

Jennifer Thompson

United States Securities and Exchange Commission

September 15, 2016

We acknowledge that the Company and its management are deemed to be in possession of all facts relating to the company’s disclosure, and are responsible for the accuracy and adequacy of the disclosures they have made.

In response to staff comments, we further acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aaron A. Grunfeld, the company’s counsel, at (310) 788-7577, or by email at agrunfeld@grunfeldlaw.com, if you have questions or further comments regarding our responses to your questions and the related matters covered by this response.

Sincerely,

Foothills Exploration Inc.

By:	/s/ B. P. Allaire
B.P. Allaire, Chief Executive Officer

cc (via e-mail): Andrew Blume
Aaron A. Grunfeld